

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

Mr. Michael Bibelman
Chief Executive Officer
VoiceServe, Inc.
Grosvenor House, 1 High Street
Middlesex HA8 7TA
England

> **Re: VoiceServe, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 7, 2011**
> **File No. 333-169459**

Dear Mr. Bibelman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 3 to Registration Statement on Form S-1

General

1. Per prior comment 1 from our letter dated March 10, 2011, revise the sentence "[o]n _____, 2010, a registration statement under the Securities Act with respect to a best-efforts public offering…" on page 37A to correctly identify the number of securities to be offered in the public offering and to account for the fact that no registration statement was declared effective in 2010.

2. We note that common stock outstanding increased to 38,354,429 shares as of April 1, 2011 from 36,104,429 shares as of March 7, 2011. Reconcile the figures provided on

pages 13, 20 and 39A accordingly. Supplementally explain why your common stock outstanding increased and revise the disclosure under Item 15 if necessary.

Plan of Distribution, page 12

3. The disclosure added in response to comment 11 from our letter dated March 10, 2011 fails to address your primary offering and instead describes the characteristics of a secondary offering. Again, we note that the plan of distribution for the secondary offering is already described on page 41A. Replace the added disclosure with a discussion of the plan of distribution for the primary offering.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 21

Results Of Operations For The Third Quarters And First Nine Months Of Fiscal Years 2011 and 2010 Ended December 31, 2010 and December 31, 2009, Respectively, page 24

4. We reissue comment 6 from our letter dated March 10, 2011 in part. Expand your "Cost of Revenues" section for both the three month and nine month periods to elaborate as to why cost of revenues roughly doubled in each of those fiscal 2011 periods. The respective revisions should reconcile the disclosure for the three month period which attributes the increase to "higher expenditures for product development labor and customer support" with the disclosure for the nine month period which attributes the increase to a "temporary pricing strategy" and expanded focus on "large businesses."

Executive Compensation, page 32

5. We note your response to comment 9 from our letter dated March 10, 2011 and your revised disclosure. However, it is still unclear which aspects of executive compensation are determined by your officers and which are determined by your directors. Revise to clearly state.

Employment Agreements, page 33

6. As previously requested in prior comment 10 from our letter dated March 10, 2011, state the effective date of Mr. Stefansky's agreement and describe the material terms of the agreement, including benefits and termination rights and payments.

Recent Sales of Unregistered Securities, page II-2

7. In accordance with comment 12 from our letter dated March 10, 2011, revise your disclosure to account for all sales of unregistered securities covered by Item 701 of Regulation S-K. We once again note applicable transactions disclosed under Note 9 on

page F-13, including a December 7, 2010 share issuance and the issuance of options to service providers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dean Suehiro, Staff Accountant at 202-551-3384 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (732) 577-1188
Christine M. Melilli, Esq.
Anslow & Jaclin, LLP